SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D

EVISION INTERNATIONAL, INC. (Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

359031 10 1 (CUSIP Number)

Conn Flanigan 3300 E. 1st Ave., Suite 560 Denver, CO 80206 (303) 894-7971 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2009 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d -7(b) for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  or otherwise subject to the liabilities of that section of the Act but

CUSIP No. 359031 10 1

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Northeast Ventures, Inc., Fai H. Chan, Tong Wan Chan, and Robert Trapp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
	GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS: 00
_________________________________________________________________________________________________________________________
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA, HONG KONG
	7.	SOLE VOTING POWER
NUMBER OF		SEE ITEM 5 OF ATTACHED SCHEDULE
SHARES
BENEFICIALLY
OWNED
	8.	SHARED VOTING POWER
BY
EACH		SEE ITEM 5 OF ATTACHED SCHEDULE

	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		SEE ITEM 5 OF ATTACHED SCHEDULE

	10.	SHARED DISPOSITIVE POWER
SEE ITEM 5 OF ATTACHED SCHEDULE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SEE ITEM 5 OF ATTACHED SCHEDULE
_________________________________________________________________________________________________________________________________
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
_________________________________________________________________________________________________________________________________
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) SEE ITEM 5 OF ATTACHED SCHEDULE
_________________________________________________________________________________________________________________________________
14.	TYPE OF REPORTING PERSON NORTHEAST VENTURES, INC. IS “CO”, MESSRS. FAI CHAN, TONG WAN CHAN, AND ROBERT TRAPP ARE “IN”

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, $.01 par value (the "Common Stock") of eVision International, Inc. (the "Issuer").

     The name and address of the principal executive offices of the Issuer are:

     eVision International, Inc.
     3300 E. 1st Ave., Suite 560
     Denver, CO 80206

ITEM 2.   IDENTITY AND BACKGROUND

     The reporting persons are Northeast Ventures, Inc., and its Directors, Fai H. Chan, Tong Wan Chan, and Robert Trapp.

I.	(a) Northeast Ventures, Inc.

(b) The principal office address of Northeast Ventures, Inc. is 1600-609 Granville, Vancouver, BC, Canada, V7Y 1C3.

(c)	The principal business of Northeast Ventures, Inc. is investment.

(d)	During the last five years, Northeast Ventures, Inc. has not been convicted in acriminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Northeast Ventures, Inc. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f)	Northeast Ventures, Inc. is a Canadian corporation.

II.	(a) Fai H. Chan, Director of Northeast Ventures, Inc.

(b) The principal office address of Fai H. Chan is 505 Island Place Tower, 510 King’s Road, Northpoint, Hong Kong.

(c)	The principal occupation of Fai Chan is Director of Xpress Credit, Ltd.

(d)	During the last five years, Fai Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Fai Chan has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

        (f)       Fai Chan is a citizen of Hong Kong.

III.	(a) Tong Wan Chan, Director of Northeast Ventures, Inc.

(b) The principal office address of Tong Wan Chan is 505 Island Place Tower, 510 King’s Road, Northpoint, Hong Kong.

(c)	The principal occupation of Tong Wan Chan is Managing Director of Xpress Credit, Ltd.,

(d)	During the last five years, Tong Wan Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e)   During the last five years, Tong Wan Chan has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

           (f)  Tong Wan Chan is a citizen of Hong Kong.

IV.	(a) Robert Trapp, Director of Northeast Ventures, Inc.

(b) The principal office address of Robert Trapp is 1281 Alberni St., Vancouver, BC, Canada, V7A 4V4.

(c)	The principal occupation of Robert Trapp is Director of eVision International, Inc.

(d)	During the last five years, Robert Trapp has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Robert Trapp has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f)	Robert Trapp is a Canadian citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On May 15, 2009, Northeast Ventures, Inc. agreed to purchase 680,000,000 shares of eVision International, Inc. from Fai H. Chan. The purchase price is $680,000, or $0.001 per share. Northeast Ventures, inc. will pay $140,630 in cash for 140,630,000 shares and sign a promissory note for the remaining $539,370. The amount due under the promissory note will be due on May 15, 2014, and accrue interest as 6% annually. Mr. Chan will retain a security interest in the 539,370,000 shares subject to the promissory note.

ITEM 4.   PURPOSE OF TRANSACTION

     The purpose of this transaction between the Issuer and Northeast Ventures, Inc. was to acquire a controlling interest in eVision International, Inc.

      Northeast Ventures, Inc.:

(a)	does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b)	does not have any plans or proposals for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)	does not plan to appoint members to the Issuer’s Board of Directors;

(e)	does not plan to increase authorized capital;

(f)	does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)	does not plan to change the name of the entity;

(h)

does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	does not have any plans or proposals for any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)	Northeast Ventures, Inc.

     Pursuant to the reported transaction Northeast Ventures, Inc. will receive 680,000,000 common shares of the Issuer, which will constitute approximately 78.6% of the outstanding common chares of the Issuer.

     Tong Wan Chan, Robert Trapp, and Fai H. Chan are directors of Northeast Ventures, Inc. and therefore may be considered beneficial owners of the shares detailed here in Item 5.

     Fai H. Chan also has indirect voting power in an additional 71,930,880 shares of eVision International, Inc. that is owned by entities he controls.

     There are no transactions in the class of securities reported on that were effected during the past sixty day or since the most recent filing on Schedule 13D, whichever is less, by Northeast Ventures, Inc., Robert Trapp, Tong Wan Chan, or Fai H. Chan.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares detailed here in Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

(a)	Agreement to File one Statement on Schedule 13D.

(b)	Sale and Purchase Agreement dated May 15, 2009.

(c)	Promissory Note dated May 15, 2009.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2009

/s/ Northeast Ventures, Inc. Northeast Ventures, Inc. /s/ Fai H. Chan Fai H. Chan /s/ Tong Wan Chan Fai H. Chan /s/ Robert Trapp Robert Trapp

Exhibit 7(a)

Agreement to File One Statement on Schedule 13D

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, the under signed agree that the Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

Dated: June 5, 2009

/s/ Northeast Ventures, Inc. Northeast Ventures, Inc. /s/ Fai H. Chan Fai H. Chan /s/ Tong Wan Chan Fai H. Chan /s/ Robert Trapp Robert Trapp

DIRECTORS CONSENT RESOLUTIONS

OF

NORTHEAST VENTURES INC.

(the "Company")

Pursuant to the powers vested in the Board of Directors by the Articles of the Company, the following resolutions are hereby passed as evidenced by the signatures hereto affix by all of the Directors of the Company effective on May 15, 2009.

Purchase of 680,000,000 shares of eVision International Inc. ("eVision Shares")

A draft copy Sales & Purchase Agreement related to the purchase of the eVision Shares from Mr. Fai H. Chan ("Sales & Purchase Agreement") by the Company is attached with these resolutions.

It is noted that Mr. Fai H. Chan is the legal and beneficial owner of the eVision Shares.

It is resolved that, having reviewed the contents of the Sales & Purchase Agreement, the Sales & Purchase Agreement be and is hereby approved and that any one director of the Company be and is hereby authorized to execute the Sales & Purchase Agreement and any other necessary documents related to the completion of the sales and purchase of the eVision Shares for and on behalf of the Company.

Tony Chan	Fai H. Chan	Robert H. Trapp

SALE & PURCHASE AGREEMENT

THIS SALE & PURCHASE AGREEMENT is entered into this 15th day of May, 2009 between **NORTHEAST VENTURES INC.**, a company incorporated in British Columbia, Canada with its registered office situated at 1600-609 Granville Street, Vancouver, BC V7Y 1C3, Canada. ("Purchaser") and **Mr. CHAN HENG FAI (HKID No. D685645(5))**, c/o Suite 505, Island Place Tower, 510 King's Road, Hong Kong ("Seller").

WHEREAS Seller is desirous to sell and Purchaser desirous to purchase 680,000,000 shares of eVision International, Inc. ("eVision Shares") subject to the following terms and conditions. eVision International Inc. is a company incorporated in Denver, United States of America with its shares listed on the Pink OTC Markets Inc.

In consideration of the representations and mutual covenants contained below, Purchaser and Seller hereby agree as follows:

1. Purchase and Sale of eVision Shares. Seller shall sell to Purchaser and Purchaser shall buy from Seller the eVision Shares. The eVision Shares represent 78.6% of the issued share capital of eVision International, Inc. as at the date of this Agreement.

2. Purchase Price. The total purchase price for the eVision Shares shall be USD680,000 (i.e. USD0.001 for each eVision Share) (the "Purchase Price") which amount shall be satisfied by the following manners:

(a) by cash of USD140,630 (for 140,630,000 eVision Shares) immediately after signing of this Agreement; and

(b) by signing of a promissory note for USD539,370 (for 539,370,000 eVision Shares ("Pledged eVision Shares") for 5 years at 6% interest rate per annum with balloon payment ("Promissory Note"). The Promissory Note itself will contain all the terms and conditions. However, the Promissory Note: (1) shall have accrued interest rate of 6% per annum; (2) be due and payable at the fifth years from the issuance of the Promissory Note; (3) performance of the Promissory Note will be secured by the shares purchased under the Promissory Note; and (4) Mr. Chan shall have the absolute right to demand full repayment and accrued interest by giving three months' prior notice to Northeast Ventures. The Promissory Note shall be in substantially the same form as the Promissory Note provided in Appendix 1 and shall be signed on or before Closing.

3. Representations and Warranties of Seller. Seller represents and warrants to Purchaser:

(a) Seller a director of the Purchaser.

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(b) Seller has full power and authority to execute and deliver this Sale & Purchase Agreement and to consummate the transactions contemplated hereby.

(c) Seller is the legal and beneficial owner of the eVision Shares free and clear of any and all claims, liens, or liabilities of any kind or nature whatsoever.

(d) Seller agrees to bear 50% of the fee related to transfer of eVision Shares.

4. Representations and warranties of Purchaser. Purchaser represents and warrants to Seller:

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of British Columbia, Canada, with full power and authority to carry on its business as now conducted and to own and operate its assets, properties and business;

(b) Purchaser has full power and authority to execute and deliver this Sale & Purchase Agreement and to consummate the transactions contemplated hereby.

(c) The Purchase Price is to be satisfied by payment of cash and the signing of Promissory Note to Seller as stipulated in clause 2 above.

(e) No consents, approvals, waivers or other actions by any third parties are necessary in connection with the consummation of the transaction contemplated by this Sale & Purchase Agreement.

(e) Purchaser agrees to bear 50% of the fee related to transfer of eVision Shares.

(f) Purchaser agrees that, as part of the consideration of this Sales & Purchase Agreement, it must maintain its full unencumbered interest in the Pledged eVision Shares (other than it being secured to the Promissory Note). Prior to the full repayment under the Promissory Note, the Pledged eVision Shares shall not be (1) sold, transferred, assigned or divested; (2) pledged or secured (other than under the Promissory Note); or (3) otherwise transfer any right in the Pledged eVision Shares.

5. **Closing.** The consummation of the purchase and sale of the eVision Shares contemplated hereby will take place at a closing to be held at the office of Seller (the "**Closing**"), within 3 business days from the date of this Agreement, or at such other date, and at such place, as may be agreed upon by the parties hereto.

6. **Binding Agreement.** This Sale & Purchase Agreement shall be binding upon and inure to the benefit of the parties, and their successors and assigns.

7. **Entire Agreement.** This Sale & Purchase Agreement represents the entire agreement of the parties and supersedes any and all other agreements, whether oral or written, and may not be modified except in a written agreement signed by all of the parties.

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8. **Governing Law.** This Sale & Purchase Agreement shall be governed by and construed in accordance with law of Hong Kong and each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of the Courts of Hong Kong and agrees that any proceedings arising hereunder may be served on it at its address shown in this Sale & Purchase Agreement.

IN WITNESS WHEREOF, the parties have executed this Sale & Purchase Agreement on the date first set forth above.

SIGNED by)
for and on behalf of)
NORTHEAST VENTURES INC.)
in the presence of:-)

SIGNED by)
for and on behalf of)
CHAN HENG FAI)
in the presence of:

SECURED PROMISSORY NOTE

Date: May 15, 2009

US$539,370.00

FOR VALUE RECEIVED, Northeast Ventures Inc, a company incorporated in British Columbia, Canada with its registered office situated at 1600-609 Granville Street, Vancouver, BC V7Y 1C3, Canada ("Northeast Ventures") and **Mr. Chan Heng Fai** (HKID No. D685645(5)) c/o Suite 505 Island Place Tower, 510 King's Road, Hong Kong ("Mr. Chan"), hereby execute this Secured Promissory Note ("Note"), which has been prepared in conjunction with, and subject to, the Sales & Purchase Agreement dated May 15, 2009, in relation to Northeast Ventures purchase of certain shares of eVision International Inc..

In consideration of the promises made herein and in the Sales & Purchase Agreement, Northeast Ventures and Mr. Chan (collectively the "Parties") agree as follows:

1. Share Purchase

(a) Mr. Chan agrees to sell, and Northeast Ventures agrees to purchase a total of 680,000,000 shares of eVision International Inc. ("eVision"), a company incorporated in U.S. with its registered office situated at 3300 E. First Avenue, Suite 560, Denver, Colorado, CO 80206, United States of America.

(b) Upon execution of this Note, Mr. Chan will endeavor to deliver to Northeast Ventures a certificate or certificates representing 539,370,000 shares (out of the 680,000,000 shares) of eVision ("eVision Pledged Shares").

(c) Northeast Ventures represents that this Note is subject to the Sale & Purchase Agreement and that the Sale & Purchase Agreement creates restrictions on the transfer of the eVision Pledged Shares.

2. Payment

(a) Northeast Ventures agrees to pay Mr. Chan United States Dollars Five Hundred Thirty Nine Thousand Three Hundred And Seventy Only (US$539,370). Payment will be due and payable five years from the issuance of this Note.

(b) This Note shall accrue 6% interest rate per annum due and payable at the fifth years from the issuance of this Note.

(c) Mr. Chan has the absolute right to demand Northeast Ventures full repayment and accrued interest by giving three months' prior notice.

3. Security Interest

In consideration of this Note and the Sale & Purchase Agreement, Northeast Ventures hereby grants to Mr. Chan a security interest in, and assigns and pledges to Mr. Chan, the eVision Pledged Shares, to secure the payment, performance and

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observance of all indebtedness, obligations and liabilities of Northeast Ventures to Mr. Chan, now existing or hereafter arising.

4. Event of Breach

In the event of a breach by Northeast Ventures of this Note or the Sale & Purchase Agreement, Mr. Chan reserves all its rights and remedies, which can include immediate acceleration of the Payment Price or immediate return of the eVision Pledged Shares. Mr. Chan reserves the right to enforce any and all rights of collection including the enforcement of its security interest granted in this Note.

In the event Northeast Ventures files for bankruptcy protection, this filing will also be a breach of this Note.

5. Applicable Law

The Parties agree that this Note shall be governed by, and construed and enforced in accordance with, the laws of Hong Kong.

6. Modifications

This Note may not be changed or terminated orally but only in writing signed by the Parties.

7. Waiver

It is further expressly agreed that any waiver by Mr. Chan, other than a waiver in writing signed by Mr. Chan, of any term or provision hereof, of any right, remedy or power under this Note, shall not be controlling, nor shall it prevent or estop Mr. Chan from thereafter enforcing such term, provision, right, remedy or power, and the failure or refusal of Mr. Chan to insist in any one or more instances upon the strict performance of any of the terms or provisions of this Note shall not be construed as a waiver or relinquishment for the future of any such term or provision, but the same shall continue in full force and effect. Mr. Chan's rights, remedies and powers under this Note are and shall be cumulative and are in addition to all other rights, remedies and powers of Mr. Chan in law or in equity or under any other agreement.

8. Miscellaneous

(a) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restriction of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(b) Time is of the essence as to all dates set forth in this Note.

(c) Upon a breach of this Agreement, Northeast Ventures agrees to pay Mr. Chan's costs of collection, including reasonable attorney's fees.

(d) All notices shall be provided to the other party at the address provided above, or as otherwise agreed upon.

(e) This Agreement may be executed in two or more partially or fully executed counterparts and by facsimile signatures each of which shall be deemed an original

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and shall bind the signatory, but all of which together shall constitute but one and the same instrument.

(f) This Note, together with the Sales & Purchase Agreement, represent the entire agreement between Northeast Ventures and Mr. Chan. This Note and Sale & Purchase Agreement supercede any past written or oral agreements between Northeast Ventures and Mr. Chan.

IN WITNESS WHEREOF, this Note has been duly executed by Northeast Ventures as of the day and year first above written.

For and on behalf of
Northeast Ventures Inc.

Robert H. Trapp
Director

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